Mail Stop 3628

      March 14, 2006

By Facsimile (704) 378-2029 and U.S. Mail
Aaron D. Cowell, Jr.
President and Chief Executive Officer
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina 28211

Re:  	US LEC Corp.
	Amended Schedule TO
      Filed on March 13, 2006
	File No. 005-54177

Dear Mr. Cowell:

      We have the following comment on the above referenced filing.
All defined terms have the same meaning as in the offer materials.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Supplement to Offer to Exchange
Selected Financial Data

1. We refer you to prior comment 1. Although we note that you added a section entitled "Selected Financial Data," it does not appear that this section contains all of the information required by Item 1010(c)
of Regulation M-A. In this regard, revise to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of
Regulation S-K and the book value per share as of the date of the most recent balance sheet. See Item 1010(c)(3) and (4). We remind you that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that you present US LEC`s ratio of earnings to fixed charges "in a manner consistent with 503(d) of
Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
Closing Comments

      Please respond to this comment by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3456. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Jeffrey B. Werbitt
      Attorney Advisor
      Office of Mergers & Acquisitions

cc:	Barney Stewart III
	Thomas H. O`Donnell, Jr.
	Moore & Van Allen PLLC
	100 North Tryon Street, Suite 4700
	Charlotte, North Carolina 28202-4003




Aaron D. Cowell, Jr.
US LEC Corp.
March 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE